[redacted]

13026094

SEC ... SION

11/29/13

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SEC Mail Processing Section
NOV 27 2013
Washington DC
404

SEC FILE NUMBER
8- 35184

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 (MM/DD/YY) AND ENDING September 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott-Macon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William K. French (212) 755-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 12/2/2013

OATH OR AFFIRMATION

I, William K. French, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott-Macon Securities, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA M. SCUTARO
Notary Public, State of New York
No. 01SC6064780
Qualified in Kings County
Commission Expires 10/1/2017

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
- (o) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

SCOTT-MACON SECURITIES, INC.

FINANCIAL STATEMENT

September 30, 2013

AND
INDEPENDENT AUDITORS' REPORT

RSSM

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 50 Years • Growth • Vision • Solutions

SCOTT-MACON SECURITIES, INC.

FINANCIAL STATEMENT

September 30, 2013

AND
INDEPENDENT AUDITORS' REPORT

CONTENTS

September 30, 2013

RSSM ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Scott-Macon Securities, Inc.:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Scott-Macon Securities, Inc. (the "Company") (a wholly owned subsidiary of Scott-Macon, Ltd.) as of September 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com PrimeGlobal
Member of the Center for Audit Quality, an Affiliate of the American Institute of Certified Public Accountants ("AICPA")
Member of the AICPA Employee Benefit Plan Audit Quality Center

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Scott-Macon Securities, Inc. as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
November 21, 2013

STATEMENT OF FINANCIAL CONDITION

September 30, 2013

Assets	
Cash	$ 93,900
Receivables, net of allowance of $27,684	10,087
Prepaid expenses	5,489
Due from parent	69,979
Total assets	$ 179,455
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses	$ 7,200
Income tax payable	69,655
Total liabilities	76,855
Stockholder's equity	102,600
Total liabilities and stockholder's equity	$ 179,455

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly owned subsidiary of Scott-Macon, Ltd. (the "Parent") and is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities, and it claims exemption from the requirements of rule 15c3-3 under Section (k)(2)(ii) of the rule.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the fees are fixed or determinable, and collection is probable.

Receivables

Receivables are reported net of allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected after analyzing the credit worthiness of its customers and historical experience, as well as the prevailing business and economic environment.

Income Taxes

The Company files a consolidated tax return with its Parent, under a tax sharing agreement. The Company reimburses its Parent for certain franchise taxes. However, income taxes are recognized on a stand-alone basis.

The Company accounts for income taxes in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The minimum recognition threshold is based on judgment about the likelihood of an uncertain tax position being sustained under examination based on its technical merits. It also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for interest and penalties and disclosures. As of September 30, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The income tax returns of the Company's Parent for years ended 2011 to 2012 are subject to examination by federal, state and local income tax authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at

the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

2. Transactions With Parent Company

The financial statements are not necessarily indicative of the conditions that would exist, or the results of operations that would have occurred, had the Company been an unaffiliated company.

The Company has an expense sharing agreement with its Parent for a portion of fixed costs and a variable amount allocated based on the time spent on individual projects. These expenses include rent, utilities, travel, telephone, etc. For the year ended September 30, 2013 the Company reimbursed its Parent $137,767 for fixed expenses and $1,143,719 for allocated variable expenses.

As of September 30, 2013 the Company was owed $69,979 from its Parent.

3. Income Taxes

The provision for income taxes for the years ended December 31, 2012 is summarized as follows:

	Total	Current	Deferred
Federal	$ 69,000	$ 69,000	$ -
State and Local	655	655	-
	$ 69,655	$ 69,655	$ -

4. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. Since the aggregate indebtedness is $76,855 as of September 30, 2013, the minimum net capital is $5,000. The net capital, as computed under rule 15c3-1, is $17,045 as of September 30, 2013. The Company's ratio of aggregate indebtedness to net capital was 4.509 to 1 as of September 30, 2013.

5. Subsequent Events

The Company has evaluated its subsequent events through November 21, 2013, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.